UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Ault Incorporated
(Name of Subject Company (Issuer))

Lakers Acquisition Corp. (offeror)
a wholly owned subsidiary of
SL Industries, Inc.
(Name of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, no par value
(Title of Class of Securities)

051503100
(CUSIP Number of Classes of Securities)

JAMES C. TAYLOR
SL INDUSTRIES, INC.
520 Fellowship Road
Suite A114
Mount Laurel, New Jersey 08054
(856) 727-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

COPIES TO:
STEVEN WOLOSKY, ESQ.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York, 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction Value* $14,099,585	Amount of Filing Fee** $1,659.52

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*                                         Estimated for purposes of calculating the amount of the filing fee only.  The calculation of the estimated transaction value assumes the purchase of 4,861,926 shares of common stock and associated preferred stock rights (collectively, the “Shares”), which is the number of Shares outstanding as of December 23, 2005, at the tender offer price of $2.90 per Share.

**                                  The amount of the filing fee, calculated in accordance with Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million dollars of transaction value.

This Tender Offer Statement on Schedule TO (the “Statement”) relates to the offer by Lakers Acquisition Corp., a Minnesota corporation (the “Purchaser”) and a wholly owned subsidiary of SL Industries, Inc., a New Jersey corporation (“SL Industries” or “Parent”), to purchase all of the issued and outstanding shares (together with the Rights (as defined below), the “Shares”) of common stock, no par value per share (“Company Common Stock”), of Ault, Incorporated, a Minnesota corporation (“Ault” or the “Company”), including any associated preferred stock rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of February 13, 1996 between Ault and Norwest Bank Minnesota, National Association, as amended (the “Rights Agreement”), at a purchase price of $2.90 per share, net to the seller in cash and without interest thereon (and subject to applicable withholding taxes). The terms and conditions of such offer are described in the Offer to Purchase, dated December 23, 2005 (the “Offer to Purchase”), and in the related Letter of Election and Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and Letter of Election and Transmittal, collectively, as they may be amended or supplemented from time to time, constitute the “Offer”).  Following the successful completion of the Offer, Purchaser will merge with and into Ault, with Ault to be the surviving entity and a wholly owned subsidiary of SL Industries (the “Merger”).

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in responses to Items 1 through 11 of this Statement and is supplemented by the information specifically provided herein.

The Agreement and Plan of Merger, dated as of December 16, 2005, by and among SL Industries, Purchaser and Ault (the “Merger Agreement”), the Shareholders Agreement, dated as of December 16, 2005, by and among SL Industries, Purchaser and the directors and certain officers of Ault and certain affiliates thereof (the “Shareholders Agreement”), and the Stock Option Agreement, dated as of December 16, 2005, by and among SL Industries, Purchaser and Ault (the “Stock Option Agreement”), copies of which are attached to this Schedule TO as Exhibits (d)(1), (d)(2) and (d)(3), respectively, are incorporated in this Schedule TO by reference.

ITEM 1.                                                     SUMMARY TERM SHEET.

The information contained in the Offer to Purchase under the section entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.                                                     SUBJECT COMPANY INFORMATION.

(a)          The subject company and the issuer of the securities subject to the Offer is Ault Incorporated, a Minnesota corporation.  Its principal executive office is located at 7105 Northland Terrace, Minneapolis, Minnesota 55428, and its telephone number is (763) 592-1900.

(b)         This Statement relates to the Offer by Purchaser to purchase all of the issued and outstanding Shares at a purchase price of $2.90 per share, net to the seller in cash and without interest thereon (and subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Election and Transmittal.  The information set forth under the heading “Introduction” in the Offer to Purchase (the “Introduction”) is incorporated herein by reference.  As set forth in the Merger Agreement, as of December 16, 2005, there were 4,861,926 shares of Company Common Stock outstanding.

(c)          The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which they are traded are set forth in Section 6 — “Price Range of the Shares; Dividends on the Shares” in the Offer to Purchase and is incorporated herein by reference.

ITEM 3.                                                     IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a), (b), (c) The information set forth in Section 9 — “Certain Information Concerning SL Industries and Purchaser” of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.                                                     TERMS OF THE TRANSACTION.

(a)(1)(i) — (viii), (x), (xii) The information set forth in the Introduction and in the Offer to Purchase in Section 1 — “Terms of the Offer,” Section 2 — “Acceptance for Payment and Payment for Shares,” Section 3 — “Procedure for Tendering Shares,” Section 4 — “Withdrawal Rights,” Section 5 — “Certain United States Federal Income Tax Consequences,” Section 7 — “Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations” and Section 12 — “Purpose of the Offer; Interest in Securities of Ault; Other Matters” is incorporated herein by reference.

(a)(l)(ix), (xi) Not applicable.

(a)(2)(i) — (v), (vii) The information set forth in the Introduction and in the Offer to Purchase in Section 5 — “Certain United States Federal Income Tax Consequences,” Section 7 — “Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations,” Section 11 — “Background of the Offer,” Section 12 — “Purpose of the Offer; Interest in Securities of Ault; Other Matters” and Section 13 — “The Merger Agreement and Other Agreements” is incorporated herein by reference.

(a)(2)(vi) Not applicable.

ITEM 5.                                                     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the Introduction and in the Offer to Purchase in Section 9 — “Certain Information Concerning SL Industries and the Purchaser,” Section 11 — “Background of the Offer,” Section 12 — “Purpose of the Offer; Interest in Securities of Ault; Other Matters” and Section 13 — “The Merger Agreement and Other Agreements” is incorporated herein by reference.

ITEM 6.                                                     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (4-7) The information set forth in the Introduction and in the Offer to Purchase in Section 12 — “Purpose of the Offer; Interest in Securities of Ault; Other Matters” and Section 13 — “The Merger Agreement and Other Agreements” is incorporated herein by reference.

(c)(2),(3) Not applicable.

ITEM 7.                                                     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.                                                     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the Introduction and in the Offer to Purchase in Section 9 — “Certain Information Concerning SL Industries and Purchaser,” Section 11 — “Background of the Offer,” Section 12 — “Purpose of the Offer; Interest in Securities of Ault; Other Matters” and Section 13 — “The Merger Agreement and Other Agreements” and Schedule I is incorporated herein by reference.

ITEM 9.                                                     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase in Section 11 — “Background of the Offer,” and Section 16 — “Fees and Expenses” is incorporated herein by reference.

ITEM 10.                                              FINANCIAL STATEMENTS.

Not applicable.

ITEM 11.                                              ADDITIONAL INFORMATION.

(a)(1) The information set forth in the Offer to Purchase in Section 13 — “The Merger Agreement and Other Agreements” is incorporated herein by reference.

(a)(2), (3) The information set forth in the Offer to Purchase in Section 13 — “The Merger Agreement and Other Agreements,” Section 14 — “Certain Conditions of the Offer” and Section 15 — “Certain Legal Matters” and is incorporated herein by reference.

(a)(4) The information set forth in the Offer to Purchase in Section 7 —”Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations” and Section 15 — “Certain Legal Matters” is incorporated herein by reference.

(a)(5) Not applicable.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.                                              EXHIBITS.

(a)(1)(A) Offer to Purchase dated December 23, 2005.

(a)(1)(B) Form of Letter of Election and Transmittal.

(a)(1)(C) Form of Notice of Guaranteed Delivery.

(a)(1)(D) Form of Letter to Brokers, Dealers, Trust Companies and Other Nominees.

(a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)-(4) Not applicable.

(a)(5)(A) Press Release dated December 19, 2005.1

(a)(5)(B) Current Report on Form 8-K filed by SL Industries, Inc. on December 22, 2005.2

(a)(5)(C) Summary Advertisement published in the New York Times on December 23, 2005.

(b) Revolving Credit Agreement among Bank of America, N.A., SL Industries, Inc. and certain lenders, dated as of August 3, 2005.

(d)(1) Agreement and Plan of Merger, by and among SL Industries, Inc., Lakers Acquisition Corp., a wholly owned subsidiary of SL Industries, and Ault Incorporated, dated as of December 16, 2005.3

(d)(2) Shareholders Agreement, by and among SL Industries, Inc., Lakers Acquisition Corp. and the directors and certain officers of Ault Incorporated, dated as of December 16, 2005.4

(d)(3) Stock Option Agreement, by and among SL Industries, Inc., Lakers Acquisition Corp. and Ault Incorporated, dated as of December 16, 2005.5

(d)(4) Non-Disclosure Agreement, by and between SL Industries, Inc. and Ault, Inc., dated as of March 19, 2004.

(g) Not Applicable.

(h) Not Applicable.

1Incorporated by reference to the Schedule TO-C filed by SL Industries, Inc. on December 19, 2005.

2Incorporated by reference to the Current Report on Form 8-K filed by SL Industries, Inc. on December 22, 2005.

3Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by SL Industries, Inc. on December 22, 2005.

4Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by SL Industries, Inc. on December 22, 2005.

5Incorporated by reference to Exhibit 10.2 to the Form 8-K filed by SL Industries, Inc. on December 22, 2005.

ITEM 13.                                              INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2005	SL INDUSTRIES, INC.

	By:	/s/ David R. Nuzzo
	Name:	David R. Nuzzo
	Its:	Vice President and Chief Financial Officer